P.E. 12/31/01

FORM 6-K


02012299

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PROCESSED
FEB 1 1 2002
THOMSON
FINANCIAL

For the month of December 2001

COLT TELECOM GROUP plc
(Translation of Registrant's Name into English)

U.S. POST OFFICE
DELAYED

15 Marylebone Road
London
NW1 5JD
England

JAN 2 9 2002

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No _X_

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____)

This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's

Registration Statement on Form S-8 (Reg. No.333-8362), in the Registrant's
Registration Statement Form F-3 (Reg. No. 333-09116), in the Registrant's
Registration Statement Form F-3 (Reg. No. 333-09118), in the Registrant's
Registration Statement Form F-3 (Reg. No. 333-09120), and in the Registrant's
Registration Statement Form F-4 (Reg. No. 333-11866), and in the Registrant's
Registration Statement Form F-3 (Reg. No. 333-13990)

Enclosure: Notification of Interest dated 20th December 2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly
caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly
authorized.

Date: 20th DecemberOctober 2001

COLT Telecom Group plc

By

Mark A. Jenkins
Legal Services Director

Notification of interests in shares under

Section 198 of the Companies act 1985

AVS: 030490

JAN 2 9 2002

1. **Name of Company**

   COLT Telecom Group plc

2. **Name of Shareholder having a major interest**

   Notification is in respect of indirect interests

3. **Please state whether notification indicates that it is in respect of holding of the**

   Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Notification is in respect of a non-beneficial interest held by CGNU plc. either directly or through its subsidiary, Morley Fund Management Limited

4. **Name of the registered holder(s) and, if more than one holder, the number of**

   shares held by each of them

   BNY Norwich Union Nominees Ltd: 30,264,376

   Chase GA Group Nominees Ltd: 37,712,927

   CUIM Nominees Ltd: 22,965,224

   RBSTB Nominees Ltd: 1,924,233

   Hibernian Investment Managers Ltd: 234,337

5. **Number of shares/amount of stock acquired**

   12,856,429

6. **Percentage of issued class**

   Less than 1%

7. **Number of shares/amount of stock disposed**

   N/A

8. **Percentage of issued Class**

   N/A

9. **Class of security**

   Ordinary Shares of 2.5p

10. **Date of Transaction**

    18 December 2001

11. **Date Company informed**

19 December 2001

12. **Total holding following this notification**

   93,101,097

13. **Total percentage holding of issued class following this notification**

   6.18%   .

14. **Any additional information**

   This notification is as a result of further purchases totalling 12,856,429 share.

15. **Name of contact and telephone number for queries**

   John Doherty: 0207 390 3681

16. **Name and signature of authorised company official responsible for making this notification**

Mark A. Jenkins

Company Secretary

Date of Notification: 20 December 2001

Company Announcements Office

Old Broad Street

London

EC2N 1HP

Facsimile: 0207 588 6057, 0207 334 8964/8965/8966

Enquiries: Company Monitoring and enquiries; UK Listing Authority